Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 2, 2009
TO THE PROSPECTUS DATED JULY 17, 2009

This document supplements, and should be read in conjunction with, our prospectus dated July 17, 2009 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated August 14, 2009. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offerings;

•	changes to the composition of our board of directors, audit committee and executive committee;

•	a clarification of the criteria used to determine the independence of our independent directors;

•	an update and amendments to our Share Repurchase Plan;

•	an amendment to our loan agreement with Wachovia and the repayment of all amounts due thereunder; and

•	an extension to one of our unsecured note payables to NNN Realty Advisors.

Status of our Public Offerings

We commenced our initial public offering of shares of our common stock on July 19, 2006 and terminated our initial public offering on July 17, 2009. We issued a total of 16,549,615 shares pursuant to our initial public offering, including 15,738,457 shares sold pursuant to the primary offering and 811,158 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $164,924,000.

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of September 18, 2009, we had received and accepted subscriptions in our follow-on public offering for 147,138 shares of our common stock, or approximately $1,471,000, excluding shares issued pursuant to our distribution reinvestment plan. As of September 18, 2009, 99,852,862 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Management of Our Company

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary — Our Board of Directors and Executive Officers” section on page 10 of the prospectus and the “Management of Our Company — Directors and Executive Officers” section beginning on page 81 of the prospectus:

Effective September 24, 2009, W. Brand Inlow resigned from his position as a member of our board of directors. Concurrently with Mr. Inlow’s resignation effective September 24, 2009, our board of directors elected Richard S. Johnson to serve as an independent director, filling the vacancy that was created by Mr. Inlow’s resignation.

Richard S. Johnson, age 59, has been an independent director of our company since September 2009. Since December 2002, he has also served as President and Chief Executive Officer of The Wilton Companies and its subsidiaries, which own, manage and operate a portfolio of real estate investment assets located in Virginia and North Carolina. From 1985 until he joined The Wilton Companies, Mr. Johnson served as President of Southern Financial Corporation of Virginia, President of Southern Financial Title Corporation and co-owner of General Land Company of Virginia, Inc. In these positions, Mr. Johnson was responsible for a variety of aspects of owning, managing and operating a portfolio of real estate assets located in central Virginia. Mr. Johnson is a member of the board of directors, audit committee and investment committee of First Community Bancshares, Inc. and First Community Bank, N.A. He also serves as a member of the board of directors of Fidelity Group, LLC, the board of trustees of the University of Richmond, the board of directors of The State Fair of Virginia, Inc., and is a Director Emeritus of Ducks Unlimited, Inc. Mr. Johnson also serves as Chairman and Chairman of the Executive Committee of the Economic Development Authority of the City of Richmond, Virginia. Mr. Johnson received a B.S. degree in Business Administration from the University of Richmond and a Master of Science degree from Virginia Commonwealth University.

The second paragraph of the “Management of Our Company — Board of Directors” section on page 79 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Under the MGCL, each director is required to discharge his or her duties in good faith, in a manner reasonably believed to be in our best interest and with the care of an ordinarily prudent person in a like position under similar circumstances. Our board of directors currently is comprised of five members, three of whom are independent directors.

The following information should be read in conjunction with the disclosure contained in the “Management of Our Company — Committees of Our Board of Directors” section beginning on page 83 of the prospectus:

Effective September 24, 2009, W. Brand Inlow resigned from his positions as a member of our audit committee and executive committee. Concurrently with Mr. Inlow’s resignation effective September 24, 2009, our board of directors appointed Richard S. Johnson to serve as a member of our audit committee, filling the vacancy on that committee that was created by Mr. Inlow’s resignation.

Share Repurchase Plan

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Share Repurchase Plan” beginning on page 12 of the prospectus and the “Share Repurchase Plan” section beginning on page 116 of the prospectus:

Our share repurchase plan, or the Share Repurchase Plan, provides that we may, in our sole discretion, repurchase our shares of common stock on a quarterly basis. On September 30, 2009, in accordance with the discretion given it under the Share Repurchase Plan, our board of directors determined to repurchase shares only with respect to requests made in connection with a stockholder’s death or qualifying disability, as determined by our board of directors and in accordance with the terms and conditions set forth in the Share Repurchase Plan. Our board of directors determined that it is in our best interest to conserve cash and therefore no other repurchases requested during or prior to the first, second and third quarters of 2009 will be made. Our board of directors considers requests for repurchases quarterly. If a stockholder previously submitted a request for repurchase of his or her shares that has not yet been effected, we will consider those requests at the end of the fourth quarter of 2009, unless the stockholder withdraws the request.

On September 30, 2009, our board of directors approved an amendment and restatement of our Share Repurchase Plan, or the Amended and Restated Share Repurchase Plan, to clarify the criteria that we will use to determine a “qualifying disability,” as such term is used in the Amended and Restated Share Repurchase Plan. In addition, the Amended and Restated Share Repurchase Plan provides that, in order to effect the repurchase of shares of our common stock held for less than one year due to the death of a stockholder or a stockholder with a “qualifying disability,” we must receive the written notice within one year after the death of the stockholder or the stockholder’s qualifying disability, as applicable (formerly, we required that such written notice be received within 180 days). Furthermore, the Amended and Restated Share Repurchase Plan provides that if there are insufficient funds to honor all repurchase requests, pending requests will be honored among all requests for repurchase in any given repurchase period, as follows: first, pro rata as to repurchases sought upon a stockholder’s death; next, pro rata as to repurchases sought by stockholders with a “qualifying disability”; and, finally, pro rata as to other repurchase requests. The Share Repurchase Request form has been

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revised to require stockholders to provide the reason for their repurchase request. The Share Repurchase Request form also has been revised to require stockholders requesting a repurchase of their shares to acknowledge and represent that our board of directors has the sole discretion to (1) determine if and when to repurchase shares, (2) amend, suspend or terminate the Amended and Restated Share Repurchase Plan, (3) determine which distributions, if any, constitute a special distribution, and (4) determine whether a stockholder has a “qualifying disability.” The Amended and Restated Share Repurchase Plan, which will be effective as of November 5, 2009, is attached as Exhibit D to this Supplement and supersedes and replaces the Share Repurchase Plan included as Exhibit D to our prospectus.

Description of Real Estate — Wachovia Loan and Unsecured Note Payables to Affiliate

The following information should be read in conjunction with the disclosure contained in the “Description of Real Estate — Wachovia Loan” section beginning on page 77 of the prospectus:

On August 31, 2009, we entered into a fifth amendment to and waiver of a loan agreement with Wachovia, or the Wachovia Fifth Amendment. The Wachovia Fifth Amendment amended the revolving $10,000,000 loan with Wachovia that we entered into on November 1, 2007, as previously amended, or the Wachovia Loan Agreement. In connection with the Wachovia Fifth Amendment, we amended certain mandatory prepayment provisions of the Wachovia Loan Agreement; obtained a waiver with respect to the mandatory prepayments required to be made prior to the Wachovia Fifth Amendment under the Wachovia Loan Agreement; and redefined certain defined terms of the Wachovia Loan Agreement. In addition, pursuant to the terms of the Wachovia Fifth Amendment, we paid a mandatory installment principal payment in the amount of $500,000 prior to the Wachovia Fifth Amendment effective date of August 31, 2009.

As of October 1, 2009, we have repaid the full $1,400,000 in outstanding principal and all accrued interest owed under the Wachovia Loan Agreement and the Wachovia Fifth Amendment.

The second paragraph of the “Description of Real Estate — Unsecured Note Payables to Affiliate” section on page 77 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

On September 15, 2008, in connection with the acquisition of Canyon Ridge Apartments, we entered into an unsecured promissory note with NNN Realty Advisors in the principal amount of $5,400,000. The unsecured note provided for a maturity date of March 15, 2009. The unsecured note originally bore interest at a fixed rate of 4.99% per annum and required monthly interest-only payments for the term of the unsecured note. In the event of default, the unsecured note originally provided for a default interest rate equal to 6.99% per annum. On March 9, 2009, we executed an extension agreement, or Extension No. 1, to the unsecured note with NNN Realty Advisors in the principal amount of $5,400,000. Extension No. 1 extended the maturity date to September 15, 2009 and changed the interest rate to 5.00% per annum and the default interest rate to 7.00% per annum. On September 15, 2009, we entered into a second extension agreement, or Extension No. 2, to the unsecured note with NNN Realty Advisors in the principal amount of $5,400,000. Extension No. 2 extended the maturity date to December 15, 2009 and changed the interest rate to 8.26% per annum and the default interest rate to 10.26% per annum.

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EXHIBIT D

GRUBB & ELLIS APARTMENT REIT, INC.

AMENDED AND RESTATED SHARE REPURCHASE PLAN
EFFECTIVE AS OF NOVEMBER 5, 2009

The Board of Directors (the “Board”) of Grubb & Ellis Apartment REIT, Inc., a Maryland corporation (the “Company”), has adopted an amended and restated share repurchase plan (the “Repurchase Plan”) by which shares of the Company’s common stock, par value $0.01 per share (“Shares”), may be repurchased by the Company from stockholders subject to certain conditions and limitations. The purpose of this Repurchase Plan is to provide limited interim liquidity for stockholders (under the conditions and limitations set forth below) until a liquidity event occurs. No stockholder is required to participate in the Repurchase Plan.

1. Repurchase of Shares.  The Company may, at its sole discretion, repurchase Shares presented to the Company for cash to the extent it has sufficient proceeds to do so and subject to the conditions and limitations set forth herein. Any and all Shares repurchased by the Company shall be canceled, and will have the status of authorized but unissued Shares. Shares acquired by the Company through the Repurchase Plan will not be reissued unless they are first registered with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and other appropriate state securities laws or otherwise issued in compliance with such laws.

2. Share Repurchases.

Repurchase Price.  Unless the Shares are being repurchased in connection with a stockholder’s death or qualifying disability (as discussed below), the prices per Share at which the Company will repurchase Shares will be as follows:

(1)	For stockholders who have continuously held their Shares for at least one year, the lower of $9.25 or 92.5% of the price paid to acquire Shares from the Company;

(2)	For stockholders who have continuously held their Shares for at least two years, the lower of $9.50 or 95.0% of the price paid to acquire Shares from the Company;

(3)	For stockholders who have continuously held their Shares for at least three years, the lower of $9.75 or 97.5% of the price paid to acquire Shares from the Company; and

(4)	For stockholders who have continuously held their Shares for at least four years, a price determined by our board of directors, but in no event less than 100% of the price paid to acquire Shares from the Company.

At any time the repurchase price is determined by any method other than the net asset value of the Shares, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share repurchase price will be reduced by the net sales proceeds per share distributed to investors prior to the repurchase date.

Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

Death or Disability.  If Shares are to be repurchased in connection with a stockholder’s death or qualifying disability as provided in Section 4, the repurchase price shall be: (i) for stockholders who have continuously held their Shares for less than four years, 100% of the price paid to acquire the Shares from the Company; or (ii) for stockholders who have continuously held their Shares for at least four years, a price determined by the Board, but in no event less than 100% of the price paid to acquire the Shares from the Company. In addition, the Company will waive the one-year holding period, as described in Section 4, for Shares to be repurchased in connection with a stockholder’s death or qualifying disability.

Appropriate legal documentation will be required for repurchase requests upon death or qualifying disability.

3. Funding and Operation of Repurchase Plan. The Company may make purchases under the Repurchase Plan quarterly, at its sole discretion, on a pro rata basis. Subject to funds being available, the Company will limit the number of Shares repurchased during any calendar year to five percent (5.0%) of the weighted average number of Shares outstanding during the prior calendar year. Funding for the Repurchase Plan will come exclusively from cumulative proceeds we receive from the sale of Shares under the Company’s Distribution Reinvestment Plan.

4. Stockholder Requirements.  Any stockholder may request a repurchase with respect to all or a designated portion of these Shares, subject to the following conditions and limitations:

Holding Period.  Only Shares that have been held by the presenting stockholder for at least one (1) year are eligible for repurchase by the Company, except for Shares repurchased in connection with a stockholder’s death or qualifying disability as described below.

Death or Qualifying Disability.  The Company will repurchase Shares, including Shares held for less than the one-year holding period, upon the death of a stockholder who is a natural person, including Shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the Shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust. The Company must receive the written notice within one year after the death of the stockholder. If spouses are joint registered holders of Shares, the request to repurchase the Shares may be made if either of the registered holders dies. This waiver of the one-year holding period will not apply to a stockholder that is not a natural person, such as a trust (other than a revocable grantor trust), partnership, corporation or other similar entity.

Furthermore, and subject to the conditions and limitations described below, the Company will repurchase Shares, including Shares held for less than the one-year holding period, by a stockholder who is a natural person, including Shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, with a “qualifying disability,” as defined below, after receiving written notice from such stockholder provided that the condition causing the qualifying disability was not preexisting on the date that the stockholder became a stockholder. The Company must receive the written notice within one year after such stockholder’s qualifying disability. This waiver of the one-year holding period will not apply to a stockholder that is not a natural person, such as a trust (other than a revocable grantor trust), partnership, corporation or other similar entity.

In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the Shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (1) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (2) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (3) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special repurchase terms applicable to stockholders with a “qualifying disability” unless permitted by the board of directors, in its sole discretion. Repurchase requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age;

•	temporary disabilities; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special repurchase terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above. However, where a stockholder requests the repurchase of his or her Shares due to a disability, and such stockholder does not have a “qualifying disability” under the terms described above, our board of directors may redeem the stockholder’s Shares in its discretion on the special terms available for a qualifying disability.

A stockholder that is a trust may request repurchase of the Shares held by the trust on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust is the spouse of the deceased or disabled.

Minimum — Maximum.  A stockholder must present for repurchase a minimum of 25.0%, and a maximum of 100% of the Shares owned by the stockholder on the date of presentment. Fractional shares may not be presented for repurchase unless the stockholder is presenting 100% of his Shares.

No Encumbrances.  All Shares presented for repurchase must be owned by the stockholder(s) making the presentment, or the party presenting the Shares must be authorized to do so by the owner(s) of the Shares. Such Shares must be fully transferable and not subject to any liens or other encumbrances.

Share Repurchase Form.  The presentment of Shares must be accompanied by a completed Share Repurchase Request form, a copy of which is attached hereto as Exhibit “A.” All Share certificates must be properly endorsed.

Deadline for Presentment.  All Shares presented and all completed Share Repurchase Request forms must be received by the Repurchase Agent (as defined below) on or before the last day of the second month of each calendar quarter in order to have such Shares eligible for repurchase for that quarter. The Company will repurchase Shares on or about the first day following the end of each calendar quarter.

Repurchase Request Withdrawal.  A stockholder may withdraw his or her repurchase request upon written notice to the Company at any time prior to the date of repurchase.

Ineffective Withdrawal.  In the event the Company receives a written notice of withdrawal from a stockholder after the Company has repurchased all or a portion of such stockholder’s Shares, the notice of withdrawal shall be ineffective with respect to the Shares already repurchased, but shall be effective with respect to any of such stockholder’s Shares that have not been repurchased. The Company shall provide any such stockholder with prompt written notice of the ineffectiveness or partial ineffectiveness of such stockholder’s written notice of withdrawal.

Repurchase Agent.  All repurchases will be effected on behalf of the Company by a registered broker-dealer (the “Repurchase Agent”), who shall contract with the Company for such services. All recordkeeping and administrative functions required to be performed in connection with the Repurchase Plan will be performed by the Repurchase Agent.

Termination, Amendment or Suspension of Plan.  The Repurchase Plan will terminate and the Company will not accept Shares for repurchase in the event the Shares are listed on any national securities exchange, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network or are the subject of bona fide quotes in the pink sheets. Additionally, the Board, in its sole discretion, may terminate, amend or suspend the Repurchase Plan if it determines to do so is in the best interest of the Company. A determination by the Board to terminate, amend or suspend the Repurchase Plan will require the affirmative vote of a majority of our directors, including a majority of our independent directors. If the Company terminates, amends or suspends the Repurchase Plan, the Company will provide stockholders with thirty (30) days advance written notice and the Company will disclose the changes in the appropriate current or periodic report filed with the Securities and Exchange Commission.

5. Miscellaneous.

Advisor Ineligible.  The Advisor to the Company, Grubb & Ellis Apartment REIT Advisor, LLC, shall not be permitted to participate in the Repurchase Plan.

Liability.  Neither the Company nor the Repurchase Agent shall have any liability to any stockholder for the value of the stockholder’s Shares, the repurchase price of the stockholder’s Shares, or for any damages resulting from the stockholder’s presentation of his or her Shares, the repurchase of the Shares under this Repurchase Plan or from the Company’s determination not to repurchase Shares under the Repurchase Plan, except as a result of the Company’s or the Repurchase Agent’s gross negligence, recklessness or violation of applicable law; provided, however, that nothing contained herein shall constitute a waiver or limitation of any rights or claims a stockholder may have under federal or state securities laws.

Taxes.  Stockholders shall have complete responsibility for payment of all taxes, assessments and other applicable obligations resulting from the Company’s repurchase of Shares.

Preferential Treatment of Shares Repurchased in Connection with Death or Disability.  If there are insufficient funds to honor all repurchase requests, pending requests will be honored among all requests for repurchase in any given repurchase period, as follows: first, pro rata as to repurchases sought upon a stockholder’s death; next, pro rata as to repurchases sought by stockholders with a “qualifying disability”; and, finally, pro rata as to other repurchase requests.

EXHIBIT “A”
SHARE REPURCHASE REQUEST

The undersigned stockholder of Grubb & Ellis Apartment REIT, Inc. (the “Company”) hereby requests that, pursuant to the Company’s Share Repurchase Plan, the Company repurchase the number of shares of Common Stock (the “Shares”) indicated below.

STOCKHOLDER’S NAME:

STOCKHOLDER’S ADDRESS:

TOTAL SHARES OWNED BY STOCKHOLDER:

NUMBER OF SHARES PRESENTED FOR REPURCHASE:

(Note: number of Shares presented for repurchase must be equal to or exceed 25.0% of total Shares owned.)

REASON FOR REPURCHASE REQUEST (SUBMIT REQUIRED DOCUMENTS, IF APPLICABLE):

☐ DEATH	☐ QUALIFYING DISABILITY	☐ OTHER

By signing and submitting this form, the undersigned hereby acknowledges and represents to each of the Company and the Repurchase Agent the following:

The undersigned is the owner (or duly authorized agent of the owner) of the Shares presented for repurchase, and thus is authorized to present the Shares for repurchase.

The Shares presented for repurchase are eligible for repurchase pursuant to the Repurchase Plan. The Shares are fully transferable and have not been assigned, pledged, or otherwise encumbered in any way.

The undersigned hereby indemnifies and holds harmless the Company, the Repurchase Agent, and each of their respective officers, directors and employees from and against any liabilities, damages, expenses, including reasonable attorneys’ fees, arising out of or in connection with any misrepresentation made herein.

Stock certificates for the Shares presented for repurchase (if applicable) are enclosed, properly endorsed with signature guaranteed.

The Company’s board of directors has the sole discretion to (1) determine if and when to repurchase Shares, (2) amend, suspend or terminate the Repurchase Plan, (3) determine which distributions, if any, constitute a special distribution, and (4) determine whether a stockholder has a “qualifying disability.”

It is recommended that this Share Repurchase Request and any attached stock certificates be sent to the Repurchase Agent, at the address below, via overnight courier, certified mail, or other means of guaranteed delivery.

Grubb & Ellis Securities, Inc.
Grubb & Ellis Apartment REIT Repurchase Agent
4 Hutton Centre Drive, Suite 700
Santa Ana, California 92707
(877) 888-7348

Date:

Stockholder Signature:

Office Use Only

Date Request Received: